June 19, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing,**

  Subject: Form for Reporting a Decrease in Paid-up Capital (Form TS-6)

  Date: June 19, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.



Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**June 19, 2006**



**Form TS-6**

# Form for Reporting a Decrease in Paid-up Capital
# Of Advanced Info Service Public Company Limited
# Date June 19, 2006

The Company has undertaken to decrease paid-up capital from 2,954,046,033 baht to 2,951,505,833 baht by writing off company shares equal to 2,540,200 shares at par value 1 baht per share which is 2,540,200 baht in total and has registered this amendment to paid-up capital mentioned above at the Commercial Registration Department, Ministry of Commerce, on June 16, 2006